UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 000-30514

ARC ENERGY TRUST

(Exact name of registrant as specified in its charter)

1200, 308 4th Avenue S.W., Calgary, Alberta  T2P 0H7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or othw:\er document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 22, 2010	ARC Energy Trust
by ARC Resources Ltd.
(Registrant)

	By:	signed: “David Carey”
David Carey
Senior Vice President, Capital Markets

INDEX TO EXHIBITS

EXHIBIT NUMBER	TITLE

99.1	NOTICE OF JOINT SPECIAL MEETING OF SECURITYHOLDERS OF ARC ENERGY TRUST AND ARC RESOURCES LTD. to be held December 15, 2010
99.2	Information Circular and Proxy Statement
99.3	Instrument of Proxy
99.4	Voting Direction and Proxy for Holders of Exchangeable Shares of ARC Resources Ltd.
99.5	Letter of Transmittal